UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

BRC Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value
(Title of Class of Securities)

05601U105
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05601U105	Page 2 of 6
1	NAMES OF REPORTING PERSONS
Evan Hafer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
133,799,626(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
133,799,626 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,799,626(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
67.91%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents (i) 30,142,374 shares of Class A Common Stock (“Class A Shares”) issuable in respect of 30,142,374 shares of Class B Common Stock (“Class B Shares”) redeemable (with an equal number of common membership interests in Authentic Brands LLC (“Common Units”)) for Class A Shares on a one-to-one basis at the option of the Reporting Person, (ii) 14,035,560 Class A Shares for which Evan Hafer has a proxy to vote based on the most recent information publicly available, and (iii) an additional 89,621,692 Class A Shares issuable in respect of 89,621,692 Class B Shares (and an equal number of Common Units) for which Evan Hafer has a proxy to vote based on the most recent information publicly available.

(2)
Calculated based on (i) 77,269,532 Class A Shares outstanding as of October 28, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2024, (ii) 30,142,374 Class A Shares acquirable upon conversion of the Class B Shares held by the Reporting Person, and (iii) an additional 89,621,692 Class A Shares underlying Class B Shares and Common Units for which the Reporting Person has a proxy to vote based on the most recent information publicly available. As of October 28, 2024, there are 135,473,335 total outstanding Class B Shares. Therefore, the ownership percentage reported may not be representative of the actual voting power of the Reporting Person.

CUSIP No. 05601U105	Page 3 of 6
1	NAMES OF REPORTING PERSONS
EKNRH Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
30,142,374 (3)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
30,142,374 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,142,374 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
28.06%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(3)
Represents 30,142,374 Class A Shares owned and acquirable by the Reporting Person in respect of 30,142,374 Class B Shares redeemable (with an equal number of Common Units) for Class A Shares on a one-to-one basis at the option of the Reporting Person.

(4)
Calculated based on (i) 77,269,532 Class A Shares outstanding as of October 28, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2024 and (ii) 30,142,374 Class A Shares acquirable upon conversion of the Class B Shares held by the Reporting Person. As of October 28, 2024, there are 135,473,335 total outstanding Class B Shares. Therefore, the ownership percentage reported may not be representative of the actual voting power of the Reporting Person.

CUSIP No. 05601U105	Page 4 of 6
Item 1(a).	Name of Issuer:
BRC Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
C/O BRC Inc.
1144 S 500 W
Salt Lake City, UT 84101

Item 2(a).	Names of Persons Filing:
This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:
1. Evan Hafer
2. EKNRH Holdings LLC

Item 2(b).	Address of the Principal Business Office or, if None, Residence:
1144 S 500 W
Salt Lake City, UT 84101

Item 2(c).	Citizenship:
See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:
Class A Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:
05601U105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:
See response to Item 9 on each cover page.
(b)	Percent of Class:
See response to Item 11 on each cover page.
(c)	Number of shares as to which the Reporting Person has:
(i) Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.
(ii) Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

CUSIP No. 05601U105	Page 5 of 6
(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

EKNRH Holdings LLC (“EKNRH”) directly holds 30,142,374 Class A Shares owned and acquirable by the Reporting Person in respect of 30,142,374 Class B Shares (with an equal number of Common Units). Evan Hafer is the sole manager of EKNRH. As such, both EKNRH and Evan Hafer may be deemed to have beneficial ownership over the 30,142,374 Class A Shares held by EKNRH. In addition, Evan Hafer has a proxy to vote shares held by the Voting Parties (as defined in the Investor Rights Agreement (as defined below)) pursuant to the Investor Rights Agreement up to an amount that would not result in the Reporting Person being deemed to acquire 2% of the outstanding Class A Shares within a trailing 12-month period. As a result, Evan Hafer may be deemed to have beneficial ownership of an additional (i) 14,035,560 Class A Shares and (ii) 89,621,692 Class A Shares issuable in respect of 89,621,692 Class B Shares (and an equal number of Common Units) based on the most recent information publicly available. As of October 28, 2024, there are 135,473,335 total outstanding Class B Shares. Therefore, the ownership percentage reported may not be representative of the actual voting power of the Reporting Person.

By virtue of the investor rights agreement, dated as of February 9, 2022 (the “Investor Rights Agreement”), by and among BRC Inc., SilverBox Engaged Sponsor LLC, the Engaged Capital Investors (as defined therein), Evan Hafer and the other parties thereto, Evan Hafer and the Voting Parties may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based on certain Section 16 filings filed with the Securities and Exchange Commission and available information, such a “group” would be deemed to beneficially own an aggregate of 133,799,626 Class A Shares, or 62.89% of the Issuer’s outstanding Class A Shares and Class B Shares calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of common stock that they may be deemed to beneficially own solely by reason of the Investor Rights Agreement. Except as disclosed herein, this Schedule 13G does not reflect any shares of the Issuer beneficially owned by any other parties, including any Voting Party.

The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, (i) members of a group with, or beneficial owners of any securities held by, the Voting Parties or the parties to the Investor Rights Agreement, or (ii) beneficial owners of any securities otherwise covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 05601U105	Page 6 of 6
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Evan Hafer:	/s/ Evan Hafer
Evan Hafer

EKNRH Holdings LLC:
By:	/s/ Evan Hafer
Name:	Evan Hafer
Title:	Manager

EXHIBIT LIST

Exhibit A
Joint Filing Agreement, dated as of February 14, 2023 (incorporated by reference to Schedule 13D filed with the Securities and Exchange Commission by Evan Hafer and EKNRH Holdings LLC on February 14, 2023).